EXHIBIT 99.1

Trilogy International Partners Inc. Reports Fourth Quarter 2016 Results for Trilogy International Partners LLC

  Strong revenue growth: total revenues increased 17% and consolidated wireless ARPU grew 11% over the same period last year.
  Postpaid subscriber growth: Postpaid subscribers grew 13% and now make up 20% of our consolidated subscriber base.
  Loss from continuing operations improved by $11.2 million.
  Q4 Adjusted EBITDA grew 43% over prior year: New Zealand operations grew by 78% and Bolivian operations grew by 13%; consolidated Adjusted EBITDA Margin of 30.4% is up from 23.8% in the fourth quarter of 2015.
  Achieved 2016 full year guidance in service revenues and Adjusted EBITDA.

BELLEVUE, Wash., March 27, 2017 (GLOBE NEWSWIRE) -- Trilogy International Partners Inc., (“TIP Inc.”), (TSX:TRL), an international wireless, fixed, and broadband telecommunications operator, today announced its financial and operating results for the fourth quarter ended December 31, 2016.

TIP Inc. benefited from solid performance in each of its operating subsidiaries in the fourth quarter of 2016. 2degrees (New Zealand) and NuevaTel (Bolivia) generated total revenues of $213 million, up 17% from 2015. Growth in the postpaid and fixed and broadband subscriber bases drove strong revenue increases across both businesses. Wireless service revenues grew almost 9% year-over-year to $137 million while fixed and broadband revenues increased more than 58% to $13 million. As a result of this strong performance, loss from continuing operations improved by more than $11 million in the fourth quarter of 2016 compared to a year ago.

“We are encouraged by the significant strides we made in executing our strategy to grow our postpaid subscriber base and drive LTE adoption across our markets in 2016,” said Brad Horwitz, President and CEO. “On a consolidated basis, we added more than 80,000 postpaid subscribers over the course of the year, totaling almost 717,000 at the end of 2016. Postpaid subscribers comprise 20% of our 3.7 million consolidated subscribers versus 17% a year ago. This shift in subscriber mix, together with a 27% increase in data revenues excluding SMS, increased wireless blended ARPU by 11% in the fourth quarter versus 2015.”

“Adjusted EBITDA grew considerably over the same period, with consolidated Adjusted EBITDA up 43% to $47 million. 2degrees grew its Adjusted EBITDA 78% over the same period last year to a record $24.6 million as it began to benefit from operating leverage and continued its momentum attracting higher-ARPU postpaid customers. In Bolivia we continue to attract and retain higher value customers driven by LTE adoption enabled by our recent capital investments. During the fourth quarter NuevaTel grew Adjusted EBITDA 13% over the same period last year. This is the third quarter of sequential Adjusted EBITDA growth in Bolivia as the shift towards data adoption continues. We are pleased to have achieved the guidance on service revenues and Adjusted EBITDA we set out for 2016 and we believe both markets are positioned well for continued strong performance in 2017.”

Consolidated Financial Highlights

		Three months ended December 31			Twelve months ended December 31
	(US dollars in thousands unless otherwise noted)	2016	2015	% Chg	2016	2015	% Chg

	Total revenues	213.0	182.6	17%	763.4	679.3	12%

	Service revenues	154.1	137.7	12%	584.6	536.4	9%

	Loss from continuing operations	(0.0)	(11.2)	-100%	(40.6)	(41.1)	-1%

	Adjusted EBITDA (1)	46.8	32.7	43%	153.1	139.4	10%
	Adjusted EBITDA margin (1)	30%	24%	28%	26%	26%	1%

	Cash provided by operating activities	5.8	31.5	-82%	49.0	28.4	72%
[1]	These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Strategic Highlights

Transaction between Trilogy International Partners Inc. (formerly Alignvest Acquisition Corporation) and Trilogy International Partners LLC Concluded

On February 7, 2017, Alignvest Acquisition Corporation (“AQX”), a special purpose acquisition corporation listed on the Toronto Stock Exchange, and Trilogy International Partners LLC (“Trilogy LLC”) completed a transaction in which AQX invested US$199.3 million in Trilogy LLC. At the same time, certain minority shareholders of 2degrees exchanged their 2degrees stock for AQX shares. As a result of these transactions, AQX acquired a 53% equity stake in Trilogy LLC.  AQX has been renamed “Trilogy International Partners Inc.”, and is referred to herein as “TIP Inc.”  Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

Refinancing of Trilogy Senior Notes

Trilogy LLC intends to seek to opportunistically refinance the Trilogy LLC $450 million 13.375% notes due 2019 (“Trilogy Notes”) during 2017 with a combination of cash on hand and newly issued indebtedness.  Trilogy LLC plans to meet with certain existing holders of the Trilogy Notes and new prospective investors to discuss a possible refinancing.  Based upon the outcome of these discussions and subject to market conditions, we may elect to proceed with a refinancing.  If Trilogy LLC elects to proceed with a potential refinancing, there can be no assurance that we will be able to complete the refinancing on satisfactory terms or at all.

This press release does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

2017 Full Year Consolidated Guidance

(US dollars in thousands)	2016 Actual		2017 Guidance

Consolidated Guidance
Service revenues (1)	584,644	Increase of	11%	to	15%
Loss from continuing operations	(40,565)	Decrease of	-82%	to	-83%
Adjusted EBITDA (1)(2)	153,063	Increase of	17%	to	22%
Capital expenditures (1)	107,554	Increase of	0%	to	4%

[1]	Assumed foreign exchange rate for New Zealand is NZD/USD = .7323; assumed foreign exchange rate for Bolivia is BOL/USD = .1413.
[2]	This is a non-U.S. GAAP measure and does not have a standardized meaning under U.S. GAAP. Therefore, it is unlikely to be comparable to similar measures presented by other companies. For definitions, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

The above table outlines guidance ranges for selected full-year 2017 consolidated financial metrics and reflects no update to the prior guidance as reflected in TIP Inc.’s non-offering prospectus disseminated in December 2016 in connection with the AQX shareholder vote on the Trilogy LLC transaction. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2017 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" below and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Conference Call Information

Call Date: Monday, March 27, 2017
Call Time: 11:00 a.m. (PT)

US Toll Free: 1-888-317-6016
Canada Toll Free: 1-866-605-3851
International Toll: 1-412-317-6016

Please ask the operator to be joined into the Trilogy International Partners (TRL) call.

Online info (audio only): http://www.trilogy-international.com/events-and-presentations
Live simulcast (listen only) available during the call. Participants should register on the website approximately 10 minutes prior to the start of the webcast.

A replay of the conference call will be available at approximately 1:00 p.m. (PT) the day of the live call. Replay dial-in access is as follows:

US Toll Free: 1-877-344-7529
Canada Toll Free: 1-855-669-9658
International Toll: 1-412-317-0088
Replay Access Code: 10102368

About Trilogy International Partners Inc.

TIP Inc., is the parent company of Trilogy LLC, a wireless telecommunications operator formed by wireless industry pioneers John Stanton, Theresa Gillespie and Brad Horwitz. Trilogy LLC’s founders have an exceptional track record of successfully buying, building, launching and operating communication businesses in 15 international markets – as well as laying the groundwork for three of the four largest wireless operators in the United States.

Trilogy LLC together with its consolidated subsidiaries in New Zealand and Bolivia, is a provider of wireless voice and data communications including local, international long distance and roaming services, for both subscribers and international visitors roaming on its networks. Trilogy LLC also provides fixed broadband communications to businesses and residential subscribers in New Zealand.

As noted above, Trilogy LLC completed a transaction with AQX on February 7, 2017.  For accounting purposes, the transaction was treated as a “reverse acquisition” and recapitalization.  Trilogy LLC was considered the accounting acquirer. Accordingly, Trilogy LLC’s historical financial statements as of and for the periods ended prior to the acquisition will become the historical financial statements of TIP Inc. prior to the date of the transaction with AQX.

Unless otherwise stated, the financial information provided here is for Trilogy LLC as of December 31, 2016 (prior to the completion of the Arrangement).

TIP Inc.’s head office is located at 155 108th Avenue NE, Suite 400, Bellevue, Washington, 98004 USA. Its common shares trade on the Toronto Stock Exchange under the ticker TRL and its warrants trade on the exchange under the ticker TRL.WT.

For more information, visit www.trilogy-international.com.

Business segments

Our operating and reportable segments are New Zealand and Bolivia.  Segment information is regularly reported to our Chief Executive Officer (the chief operating decision-maker).  Each segment and the nature of their business is as follows:

Segment	Principal activities
Bolivia	Wireless telecommunications operations for Bolivian consumers and businesses.
New Zealand	Wireless telecommunications operations for New Zealand consumers and businesses; broadband network connectivity through our fiber network assets to support a range of voice, data, and networking for New Zealand consumers, businesses, and governments.

About this earnings release

This earnings release contains information about our business and performance for the three and twelve months ended December 31, 2016, as well as forward-looking information about our fiscal 2017.  This discussion should be read together with supplementary information concurrently filed under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

The financial information included in this earnings release was prepared in accordance with the accounting principles generally accepted in the United States, or U.S. GAAP.   In our discussion, we also use certain Non-GAAP financial measures to evaluate our performance.  See “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” for more information.

All dollar amounts are in United States dollars (“$” or “U.S.$”) unless otherwise stated. Amounts for subtotal, totals and percentage changes included in tables in this release may not sum or calculate using the numbers as they appear in the tables due to rounding. Differences between amounts set forth in the following tables and corresponding amounts in TIP Inc.’s Annual Financial Statements and related notes are a result of rounding. Information is current as of March 27, 2017 and was approved by TIP Inc.’s Board of Directors.  This earnings release includes forward-looking statements and assumptions.  See “About Forward-Looking Information” for more information.

Additional information relating to TIP Inc., including our annual financial statements, MD&A and other filings with Canadian securities commissions and US Securities and Exchange Commission, are available on TIP Inc.’s website (www.trilogy-international.com) in the investor relations section and under TIP Inc.’s profile on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Consolidated Financial Results

		Three months ended December 31			Twelve months ended December 31
	(US dollars in millions unless otherwise noted)	2016	2015	% Chg	2016	2015	% Chg

	Revenues
	New Zealand	142.4	109.9	30%	487.3	393.1	24%
	Bolivia	70.4	72.4	-3%	275.5	285.4	-4%
	Unallocated Corporate & Eliminations	0.1	0.2	-45%	0.6	0.8	-31%
	Total revenues	213.0	182.6	17%	763.4	679.3	12%

	Total service revenues	154.1	137.7	12%	584.6	536.4	9%

	Loss from continuing operations	(0.0)	(11.2)	-100%	(40.6)	(41.1)	-1%

	Adjusted EBITDA
	New Zealand	24.6	13.8	78%	79.3	55.5	43%
	Bolivia	23.7	20.9	13%	81.6	91.7	-11%
	Unallocated Corporate & Eliminations	(1.5)	(2.0)	-27%	(7.8)	(7.7)	3%
	Adjusted EBITDA (1)	46.8	32.7	43%	153.1	139.4	10%
	Adjusted EBITDA margin (1)	30%	24%	28%	26%	26%	1%

	Cash provided by operating activities	5.8	31.5	-82%	49.0	28.4	72%

	Capital expenditures	27.9	30.1	-7%	107.6	104.1	3%
	Capital intensity	18%	22%	-17%	18%	19%	-5%
[1]	These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.

Results of Our Business Segments

New Zealand

Financial Results

	Three months ended December 31			Twelve months ended December 31
(US dollars in millions unless otherwise noted)	2016	2015	% Chg	2016	2015	% Chg

Revenues
Wireless service revenues	68.7	56.4	22%	259.2	229.4	13%
Wireline service revenues	12.8	8.1	58%	43.4	19.4	124%
Non-subscriber ILD and other revenues	3.2	1.8	81%	11.6	5.7	104%
Service revenues	84.8	66.3	28%	314.2	254.4	23%
Equipment sales	57.7	43.7	32%	173.2	138.6	25%
Total revenues	142.4	109.9	30%	487.3	393.1	24%

Adjusted EBITDA	24.6	13.8	78%	79.3	55.5	43%
Adjusted EBITDA margin	29%	21%	39%	25%	22%	16%

Capital expenditures	11.3	14.6	-23%	50.9	57.3	-11%
Capital intensity	13%	22%	-40%	16%	23%	-28%

Subscriber Results

	Three months ended December 31			Twelve months ended December 31
(Thousands unless otherwise noted)	2016	2015	% Chg	2016	2015	% Chg

Postpaid
Gross additions	26.0	25.8	1%	100.2	96.6	4%
Net additions	15.3	18.0	-15%	59.6	63.9	-7%
Total postpaid subscribers	372.3	312.7	19%	372.3	312.7	19%
Prepaid
Net (losses) additions	32.3	28.3	14%	15.8	(13.9)	213%
Total prepaid subscribers	1,066.6	1,050.9	2%	1,066.6	1,050.9	2%
Total wireless subscribers	1,438.9	1,363.5	6%	1,438.9	1,363.5	6%

Wireline
Gross additions	10.4	5.9	77%	35.3	11.6	203%
Net additions	7.9	4.8	65%	28.2	10.1	177%
Total wireline subscribers	55.7	27.5	102%	55.7	27.5	102%
Total subscribers	1,494.6	1,391.1	7%	1,494.6	1,391.1	7%

Monthly blended wireless ARPU ($, not rounded)	16.18	14.02	15%	15.42	14.28	8%
Monthly postpaid wireless ARPU ($, not rounded)	37.44	35.56	5%	36.95	37.57	-2%
Blended wireless churn	2.7%	2.6%	4%	2.9%	3.0%	-2%
Postpaid churn	1.3%	1.1%	11%	1.2%	1.1%	4%

Revenues

The 30% increase in total revenues this quarter was a result of:

  Strong growth in wireless service revenues due to an increase of nearly 60,000 postpaid subscribers which aided in the 15% growth of wireless blended ARPU
  Significant increases in wireline service revenues as the wireline subscriber base increased by over 100%
  Equipment sales growth of 32% on continued demand and increased adoption of the Equipment Installment Plan (“EIP”)

Adjusted EBITDA

The 78% increase in fourth quarter Adjusted EBITDA was a result of:

  Improved operating leverage on service revenue growth of 28%; partially offset by
  Cost of service increasing by $6 million, or 25%, primarily due to an increase in transmission expense and salaries and wages associated with the growing broadband business, partially offset by a decline in national roaming expense as a result of our expanded network coverage
  Sales and marketing increasing by $2.6 million, or 19%, primarily due to an increase in commissions and distribution costs driven by growth in activations and handset sold

Capital Expenditures

The 23% decrease in fourth quarter capital expenditures was a result of:

  Network expansion projects nearing completion in 2016 to reduce roaming costs and to expand 4G coverage
  Business support system nearing completion in 2016 resulted in lower capital expenditures over prior year

Bolivia

Financial Results

	Three months ended December 31			Twelve months ended December 31
(US dollars in millions unless otherwise noted)	2016	2015	% Chg	2016	2015	% Chg

Revenues
Wireless service revenues	68.3	69.6	-2%	265.5	274.1	-3%
Non-subscriber ILD and other revenues	0.9	1.6	-42%	4.4	7.1	-39%
Service revenues	69.3	71.2	-3%	269.9	281.2	-4%
Equipment sales	1.2	1.2	-3%	5.6	4.2	34%
Total revenues	70.4	72.4	-3%	275.5	285.4	-3%

Adjusted EBITDA	23.7	20.9	13%	81.6	91.7	-11%
Adjusted EBITDA as a % of service revenues	34%	29%	17%	30%	33%	-7%

Capital expenditures	16.5	15.4	7%	56.3	46.7	21%
Capital intensity	24%	22%	10%	21%	17%	26%

Subscriber Results

	Three months ended December 31			Twelve months ended December 31
(Thousands unless otherwise noted)	2016	2015	% Chg	2016	2015	% Chg

Postpaid
Gross additions	14.6	18.8	-22%	63.0	70.9	-11%
Net additions	4.9	9.5	-49%	21.7	28.6	-24%
Total postpaid subscribers	344.6	323.0	7%	344.6	323.0	7%
Prepaid
Net losses	(1.3)	(28.4)	-95%	(165.5)	(135.4)	22%
Total prepaid subscribers	1,808.9	1,974.4	-8%	1,808.9	1,974.4	-8%
Total subscribers	2,217.4	2,367.9	-6%	2,217.4	2,367.9	-6%

Monthly blended wireless ARPU ($, not rounded)	10.28	9.76	5%	9.65	9.43	2%
Monthly postpaid wireless ARPU ($, not rounded)	23.09	22.89	1%	22.57	21.97	3%
Blended wireless churn	5.7%	6.3%	-10%	6.0%	6.3%	-6%
Postpaid churn	1.4%	1.7%	-17%	1.6%	1.9%	-18%

Revenues

The 3% decrease in total revenues this quarter was a result of:

  Voice and SMS revenues decreasing 19%, or $8.0 million during the quarter as subscriber usage patterns followed global trends as they transition to data applications; partially offset by
  Wireless blended ARPU increasing 5% driven by a 36%, or $7.5 million, increase in data revenues, excluding SMS, and an increasing postpaid subscriber base
  Data revenues, excluding SMS, now represents 42% of total wireless service revenues up from 30% during the same quarter last year
  LTE users at the end of the quarter accounted for 11% of our base as compared to 2% last year

Adjusted EBITDA

The 13% increase in Adjusted EBITDA during the quarter was largely a result of:

  Decreases in cost of service expense of $3.1 million, or 12%, as interconnect costs declined due to lower voice usage
  Sales and marketing expense decrease of $1.7 million, or 14%, primarily due to higher spending associated with the commercial launch of LTE service in 2015

Capital Expenditures

The 7% increase in fourth quarter capital expenditures was a result of:

  Continued investment in LTE, which covered 54% of our network at the end of the year,
  Network in-fill and coverage expansion projects

Review of Consolidated Performance

	Three months ended December 31			Twelve months ended December 31
(US dollars in millions except per unit data)	2016	2015	% Chg	2016	2015	% Chg

Adjusted EBITDA (1)	46.8	32.7	43%	153.1	139.4	10%
Adjusted EBITDA Margin (1)	30%	24%	28%	26%	26%	1%

(Deduct) add:
Finance costs (2)	(18.3)	(16.1)	14%	(72.9)	(62.3)	17%
Depreciation, amortization and accretion	(27.7)	(24.5)	13%	(105.5)	(93.1)	13%
Income tax expense	(0.1)	(2.1)	-97%	(7.6)	(15.2)	-50%
Other (3)	(0.8)	(1.3)	-39%	(7.7)	(9.9)	-22%
Loss from continuing operations	(0.0)	(11.2)	-100%	(40.6)	(41.1)	-1%

Earnings per unit

Loss from continuing operations attributable to Trilogy
International Partners LLC	(5.5)	(11.2)	-51%	(48.2)	(42.4)	14%
Gain(Loss) from discontinued operations attributable to
Trilogy International Partners LLC, net of tax	-	(3.3)	-100%	50.3	(9.7)	-617%
Net Income (loss) attributable to Trilogy International Partners LLC	(5.5)	(14.6)	-63%	2.1	(52.1)	-104%

Weighted Average Units	345,827	342,642	nm	343,443	342,642	nm

Basic and diluted earnings (loss) per unit:
Loss from continuing operations attributable to Trilogy
International Partners LLC per unit	(15.77)	(32.78)	-52%	(140.33)	(123.77)	13%
Gain(Loss) from discontinued operations attributable to Trilogy
International Partners LLC per unit	-	(9.69)	-100%	146.47	(28.42)	-615%
Net Income (loss) attributable to Trilogy International Partners LLC per unit	(15.77)	(42.47)	-63%	6.14	(152.19)	-104%

[1]	These are non-U.S. GAAP measures and do not have standardized meanings under U.S. GAAP. Therefore, they are unlikely to be comparable to similar measures presented by other companies. For definitions, see “Non-GAAP Measures and Other Financial Measures; Basis of Presentation” herein.
[2]	Finance costs includes interest expense and debt modification costs, for a breakout and description of these costs, see "Finance Costs" below.
[3]	Other includes the following: equity-based compensation, (gain) loss on disposal and abandonment of assets, acquisition and other nonrecurring costs and other, net.

Finance costs

	Three months ended December 31			Twelve months ended December 31
(US dollars in millions)	2016	2015	% Chg	2016	2015	% Chg

Interest on borrowings, net of capitalized interest
New Zealand	2.5	3.3	-23%	10.1	11.9	-15%
Bolivia	0.2	0.2	28%	0.6	0.4	55%
Corporate	15.6	12.6	24%	58.4	50.1	17%
Total interest on borrowings	18.3	16.1	14%	69.1	62.3	11%

Debt modification costs	-	-	-	3.8	-	-

Total finance costs	18.3	16.1	14%	72.9	62.3	17%

Interest Expense

Interest expense increased $2.3 million for the three months ended December 31, 2016 compared to the same period in 2015, primarily driven by a higher interest rate on the Trilogy Notes which were refinanced during the second quarter of 2016. This was partially offset by a decline in interest expenses in New Zealand due to a lower effective interest rate (weighted average interest rate plus line fee) on the 2degrees’ senior debt facilities agreement during the current year.

Depreciation, amortization and accretion

	Three months ended December 31			Twelve months ended December 31
(US dollars in millions)	2016	2015	% Chg	2016	2015	% Chg

New Zealand	16.1	13.7	18%	59.4	52.4	13%
Bolivia	11.5	10.7	8%	46.0	40.4	14%
Unallocated Corporate & Eliminations	0.0	0.0	nm	0.0	0.2	nm
Total depreciation, amortization and accretion	27.7	24.5	13%	105.5	93.1	13%

Depreciation, amortization and accretion increased by $3.2 million, or 13%, for the three months ended December 31, 2016 compared to the same period in 2015, primarily due to additional network infrastructure assets placed into service to support network upgrades and expansion in both New Zealand and Bolivia. Additionally, the increase in New Zealand was also driven by depreciation and amortization of assets of the acquired broadband business and the amortization of the 700 MHz spectrum placed into service during the first quarter of 2016.

Income tax expense and cash income taxes

Income tax expense decreased $2.0 million, or 97%, for the three months ended December 31, 2016 compared to the same period in 2015, primarily due to lower taxable income for Bolivia.

Other, net income (expense)

Other net income was $2.8 million for the three months ended December 31, 2016, an increase from $0.9 million expense for the three months ended December 31, 2015. This variance was primarily due to the non-cash gain from change in fair value of the interest rate swaps combined with the gains on foreign currency transactions in New Zealand as a result of the positive impact from the changes in exchange rates between the New Zealand dollar and other currencies in which the transactions are denominated.

Managing our Liquidity and Financial Resources

Operating, investing and financing activities

	Three months ended December 31			Twelve months ended December 31
(US dollars in millions)	2016	2015	% Chg	2016	2015	% Chg

Net cash provided by (used in):
Operating activities	5.8	31.5	-82%	49.0	28.4	72%
Investing activities	(27.4)	(31.4)	-13%	(74.3)	(91.0)	-18%
Financing activities	(3.0)	1.6	-283%	(19.1)	27.9	-168%
Net (decrease) increase in cash and cash equivalents	(24.6)	1.8	nm	(44.4)	(34.7)	24%

Operating activities

Cash flow provided by operating activities decreased by $25.7 million for the three months ended December 31, 2016 compared to the same period in 2015. This change is mainly due to unfavorable changes in certain working capital accounts, including an increase in cash paid for accrued interest on the Trilogy Notes in 2016 of $31.6 million. The increase in interest paid during the last quarter of 2016 as compared to the same period in 2015 is a result of the refinancing of the Trilogy Notes with a higher interest rate and the timing of interest rate payments.  Interest is payable on the new notes in November and May, whereas the refinanced notes required interest payments in February and August.

Investing activities

Cash flow used in investing activities declined by $4.0 million in the three months ended December 31, 2016 compared to same period in 2015, primarily driven by a $3.3 million decline in purchases of property and equipment in New Zealand.  New Zealand placed more cell sites in service in 2015 as compared to 2016.

Financing activities

Cash flow used in financing activities increased by $4.7 million in the three months ended December 31, 2016 compared to same period in 2015. This change is primarily due to $3.0 million in costs paid related to the equity issuance for the transaction with Alignvest during the fourth quarter of 2016. In addition, there was a dividend distribution to NuevaTel’s noncontrolling interest in the last quarter of 2016 while no dividend was distributed for the same period in 2015.

Non-GAAP Measures and Other Financial Measures; Basis of Presentation

In managing our business and assessing our financial performance, we supplement the information provided by the financial statements presented in accordance with United States generally accepted accounting principles (“GAAP”) with several customer-focused performance metrics and non-GAAP financial measures which are utilized by our management to evaluate our performance.  Although we believe these measures are widely used in the wireless industry, some may not be defined by us in precisely the same way as by other companies in the wireless industry, so may not be reliable ways to compare us to other companies. Adjusted EBITDA represents net income (loss) attributable to Trilogy LLC excluding amounts for: income tax expense; interest and financing expense, net; depreciation, amortization and accretion; equity-based compensation; net income (loss) attributable to non-controlling interests; gain (loss) on impairment and disposal of assets; and all other non-operating income and expenses. Adjusted EBITDA Margin is calculated as Adjusted EBITDA divided by service revenues. Adjusted EBITDA and Adjusted EBITDA Margin are common measures of operating performance in the telecommunications industry. We believe Adjusted EBITDA and Adjusted EBITDA Margin are helpful measures because they allow us to evaluate our performance by removing from our operating results items that do not relate to our core operating performance. The presentation of Adjusted EBITDA and Adjusted EBITDA Margin are not measures of financial performance under GAAP and should not be considered in isolation or as a substitute for consolidated net income (loss) attributable to Trilogy LLC, the most closely analogous GAAP measure. Adjusted EBITDA and Adjusted EBITDA Margin are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Reconciliation of Adjusted EBITDA and EBITDA Margin

	Three months ended December 31			Twelve months ended December 31
(US dollars in millions)	2016	2015	% Chg	2016	2015	% Chg

Loss from continuing operations	(0.0)	(11.2)	-100%	(40.6)	(41.1)	-1%

Add:
Interest expense	18.3	16.1	14%	69.1	62.3	11%
Depreciation, amortization and accretion	27.7	24.5	13%	105.5	93.1	13%
Debt modification costs	-	-	nm	3.8	-	100%
Income tax expense	0.1	2.1	-97%	7.6	15.2	-50%
Other, net	(2.8)	0.9	-411%	0.1	4.3	-97%
Equity-based compensation	1.5	0.3	446%	2.7	1.3	107%
Loss on disposal and abandonment of assets	0.0	0.2	-70%	0.6	2.3	-73%
Acquisition and other nonrecurring costs	2.1	-	-	4.2	2.0	108%
Adjusted EBITDA	46.8	32.7	43%	153.1	139.4	10%
Adjusted EBITDA Margin	30%	24%	28%	26%	26%	1%

Other Information

Consolidated financial results – quarterly summary

TIP Inc.’s operating results generally vary from quarter to quarter because of changes in general economic conditions and seasonal fluctuations, among other things, in each of TIP Inc.’s operations and business segments. Different products and subscribers have unique seasonal and behavioral features. Accordingly, one quarter’s results are not predictive of future performance.

Fluctuations in net income from quarter to quarter can also result from losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income taxes.

The following table shows selected quarterly financial information prepared in accordance with U.S. GAAP.

	Twelve months ended December 31
	2016				2015
(US dollars in millions)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Service revenues	154.1	150.3	143.0	137.3	137.7	131.2	135.7	131.8
Equipment sales	58.8	41.2	40.2	38.6	44.9	30.4	40.4	27.1
Total revenues	213.0	191.5	183.2	175.8	182.6	161.7	176.1	158.9
Operating expenses	(197.4)	(179.8)	(175.1)	(171.1)	(174.8)	(151.9)	(166.2)	(145.6)
Operating income	15.5	11.7	8.0	4.8	7.8	9.8	10.0	13.2
Interest expense	(18.3)	(18.4)	(17.0)	(15.3)	(16.1)	(14.9)	(15.8)	(15.5)
Debt modification costs	-	-	(3.8)	-	-	-	-	-
Other, net	2.8	(2.0)	0.9	(1.8)	(0.9)	(1.1)	(1.9)	(0.4)
Loss from continuing operations before
income taxes	0.1	(8.7)	(11.9)	(12.4)	(9.1)	(6.3)	(7.7)	(2.7)
Income tax expense	(0.1)	(3.0)	(2.5)	(2.1)	(2.1)	(3.5)	(4.3)	(5.4)
Loss from continuing operations	-	(11.7)	(14.4)	(14.5)	(11.2)	(9.8)	(12.0)	(8.1)
Gain (loss) on discontinued operations,
net of taxes	-	-	-	50.3	(3.3)	(2.6)	(2.4)	(1.4)
Net loss	-	(11.8)	(14.3)	35.9	(14.5)	(12.3)	(14.4)	(9.5)
Net (income) loss attributable to non-
controlling interests	(5.4)	(1.3)	(1.3)	0.4	(0.0)	(0.5)	0.5	(1.3)
Net income (loss) attributable to Trilogy
International Partners	(5.5)	(13.1)	(15.6)	36.3	(14.6)	(12.8)	(13.9)	(10.9)
Basic and diluted earnings (loss) per unit:
Loss from continuing operations attributable
to Trilogy International partners LLC	(15.77)	(38.12)	(45.54)	(41.08)	(32.78)	(29.85)	(33.55)	(27.60)
Gain (loss) from discontinued operations attributable
to Trilogy International Partners LLC	-	(0.04)	(0.02)	146.86	(9.69)	(7.53)	(7.07)	(4.13)

Supplementary Information

Consolidated Statements of Income

	Three months ended December 31		Twelve months ended December 31
(US dollars in millions)	2016	2015	2016	2015

Revenues
Wireless service revenues	137.0	126.0	524.7	503.4
Wireline service revenues	12.8	8.1	43.4	19.4
Equipment sales	58.8	44.9	178.8	142.8
Non-subscriber international long distance and other revenues	4.2	3.6	16.5	13.6
Total revenues	213.0	182.6	763.4	679.3

Operating expenses
Cost of service, exclusive of depreciation, amortization and accretion shown separately	53.8	51.0	212.7	197.3
Cost of equipment sales	63.5	48.2	197.9	154.6
Sales and marketing	26.3	25.4	104.5	99.2
General and administrative	26.1	25.6	102.3	92.1
Depreciation, amortization and accretion	27.7	24.5	105.5	93.1
Loss on disposal and abandonment of assets	0.0	0.2	0.6	2.3
Total operating expenses	197.4	174.8	723.3	638.5
Operating income	15.5	7.8	40.1	40.7

Other expenses
Interest expense	(18.3)	(16.1)	(69.1)	(62.3)
Debt modification costs	-	-	(3.8)	-
Other, net	2.8	(0.9)	(0.1)	(4.3)
Total other expenses, net	(15.5)	(17.0)	(73.0)	(66.6)
Loss from continuing operations before income taxes	0.1	(9.1)	(32.9)	(25.9)

Income tax expense	(0.1)	(2.1)	(7.6)	(15.2)
Loss from continuing operations	(0.0)	(11.2)	(40.6)	(41.1)

Gain (loss) from discontinued operations, net of tax	-	(3.3)	50.3	(9.7)
Net income (loss)	(0.0)	(14.5)	9.7	(50.8)
Less: Net (income) loss attributable to noncontrolling interests	(5.4)	(0.0)	(7.6)	(1.3)
Net income (loss) attributable to Trilogy International Partners LLC	(5.5)	(14.6)	2.1	(52.1)

Other comprehensive income (loss):
Net income (loss)	-	(14.5)	9.7	(50.8)
Foreign currency translation adjustments	(6.4)	9.9	1.8	(18.8)
Net gain on derivatives	0.1	0.3	0.7	1.3
Other comprehensive income (loss)	(6.3)	10.2	2.5	(17.5)
Comprehensive income (loss)	(6.2)	(4.4)	12.3	(68.3)

Comprehensive (income) loss attributable to noncontrolling interests	(3.1)	(3.7)	(8.3)	5.3
Comprehensive (income) loss attributable to Trilogy International Partners LLC	(9.3)	(8.1)	4.0	(63.0)

Consolidated Statements of Financial Position

	As at December 31
(US dollars in millions)	2016	2015

ASSETS
Current assets:
Cash and cash equivalents	21.2	63.9
Accounts receivable, net	71.3	65.4
Equipment Installment Plan(“EIP) receivables, net	20.2	16.4
Inventory	20.4	23.7
Prepaid expenses and other current assets	27.2	25.8
Total current assets	160.3	195.2

Property and equipment, net	393.6	373.3
License costs and other intangible assets, net	113.1	127.5
Goodwill	9.3	9.2
Long-term equipment installment plan receivables	12.7	12.0
Other assets	17.3	18.5
Assets held for sale from discontinued operations	-	26.7
Total assets	706.2	762.5

LIABILITIES, MEZZANINE EQUITY AND MEMBERS' DEFICIT
Current liabilities:
Accounts payable	45.8	50.1
Construction accounts payable	17.9	23.9
Current portion of debt	8.8	465.8
Customer deposits and unearned revenue	22.7	27.4
Other current liabilities and accrued expenses	128.8	151.7
Total current liabilities	224.0	718.8

Long-term debt	591.2	130.4
Deferred income taxes	2.7	6.6
Other non-current liabilities	37.2	42.8
Liabilities held for sale from discontinued operations	-	20.9
Total liabilities	855.1	919.5

Mezzanine equity and members' deficit	(148.9)	(157.1)

Total Liabilities, mezzanine equity and members' deficit	706.2	762.4

Consolidated Statements of Cash Flows

	Three months ended December 31		Twelve months ended December 31
(US dollars in millions)	2016	2015	2016	2015

Operating activities:
Net income (loss)	0.0	(14.5)	9.7	(50.8)
Adjustments to reconcile net income (loss) to net
cash provided by operating activities:
Provision for doubtful accounts	0.7	2.0	7.9	5.6
Depreciation, amortization and accretion	27.7	24.5	105.5	95.2
Equity-based compensation	1.5	0.3	2.7	1.3
Loss on disposal and abandonment of assets	0.0	0.2	0.6	2.3
Non-cash interest expense, net	1.0	1.3	4.5	5.5
Settlement of cash flow hedges	(0.3)	(0.9)	(1.8)	(1.8)
Debt modification costs	-	-	3.8	-
Non-cash loss from change in fair value on cash flow hedges	(1.4)	0.1	1.5	3.1
Unrealized (gain) loss on foreign exchange transactions	(1.0)	(0.1)	(1.8)	1.6
Deferred income taxes	(2.6)	(0.8)	(4.0)	1.1
Gain on disposal of discontinued operations	-	-	(52.8)	-
Changes in operating assets and liabilities:
Accounts receivable	(12.9)	1.8	(13.5)	(11.5)
EIP receivables	(4.0)	(23.4)	(4.6)	(23.4)
Inventory	(7.2)	(8.1)	3.8	(14.5)
Prepaid expenses and other current assets	(0.6)	(3.6)	0.9	(2.8)
Other assets	(0.8)	6.1	(0.5)	(2.2)
Accounts payable	9.4	19.4	(5.7)	9.9
Other current liabilities and accrued expenses	(0.5)	25.8	(2.3)	9.2
Customer deposits and unearned revenue	(3.1)	1.3	(5.0)	0.4
Net cash provided by operating activities	5.8	31.5	49.0	28.4

Investing activities:
Purchase of property and equipment	(27.9)	(31.6)	(107.8)	(106.6)
Proceeds from the sale of Trilogy Dominicana, net of cash sold of $875	-	-	28.7	27.0
Changes in restricted cash	2.0	0.6	7.5	(3.7)
Purchase of spectrum licenses and other additions to license costs	(1.5)	(1.0)	(2.6)	(1.0)
Acquisition of a business, net of cash acquired	-	-	-	(7.6)
Proceeds from sale and disposal of property and equipment	-	0.5	0.1	0.5
Changes in Long-term deposits and other	-	-	(0.1)	0.4
Net cash used in investing activities	(27.4)	(31.4)	(74.3)	(91.0)

Financing activities:
Payments of debt	(35.7)	(22.9)	(582.0)	(73.9)
Proceeds from debt	33.5	24.6	581.2	96.9
Debt issuance and modification costs	-	-	(7.6)	(2.3)
Cash dividend to noncontrolling interest	(2.8)	-	(7.1)	(2.8)
Capital contributions from members	5.0	-	5.0	6.9
Deferred equity issuance costs paid	(3.0)	-	(4.9)	-
Transaction with 2degrees noncontrolling interest	-	-	(3.6)	-
Capital contributions from noncontrolling interests	-	-	-	3.1
Net cash (used in) provided by financing activities	(3.0)	1.6	(19.1)	27.9

Net (decrease) increase in cash and cash equivalents	(24.6)	1.8	(44.4)	(34.7)
Cash and cash equivalents, beginning of period (1)	45.9	63.1	65.0	100.3
Effect of exchange rate changes	(0.1)	0.1	0.5	(0.6)
Cash and cash equivalents, end of period (2)	21.2	65.0	21.2	65.0

[1]	Includes cash and cash equivalents reclassified to assets held for sale for discontinued operations of $2.9 as of the September 30, 2015. Includes cash and cash equivalents reclassified to assets held for sale for discontinued operations of $1.1 and $1.5 as of the January 1, 2016 and 2015, respectively.
[2]	Includes cash and cash equivalents reclassified to assets held for sale for discontinued operations of $1.1 as of December 31, 2015.

About Forward-Looking Information

Forward-looking information and statements

This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 of the United States of America.  Forward-looking information and forward–looking statements may relate to our future outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, budgets, operations, financial results, taxes, dividend policy, plans and objectives. In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “estimates”, “plans”, “targets”, “expects” or “does not expect”, “an opportunity exists”, “outlook”, “prospects”, “strategy”, “intends”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”. In addition, any statements that refer to expectations, intentions, estimates, projections or other characterizations of future events or circumstances contain forward-looking information and statements.

Forward-looking information and statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information and statements may not be appropriate for other purposes. Forward-looking information and statements contained in this presentation are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. These opinions, estimates and assumptions include but are not limited to: general economic and industry growth rates; currency exchange rates and interest rates; product pricing levels and competitive intensity; income tax; subscriber growth; pricing, usage, and churn rates; changes in government regulation; technology deployment; availability of devices; timing of new product launches; content and equipment costs; vendor and supplier performance; the integration of acquisitions; industry structure and stability; data based on good faith estimates that are derived from management’s knowledge of the industry and other independent sources. Despite a careful process to prepare and review the forward-looking information and statements, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct.

Numerous risks and uncertainties, some of which may be unknown, relating to TIP Inc.’s business could cause actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking information and statements. Among such risks and uncertainties, are those that relate to: TIP Inc.’s history of losses; TIP Inc.’s ability to refinance its indebtedness; TIP Inc. and Trilogy LLC’s status as holding companies; TIP Inc.’s significant level of indebtedness and the refinancing, default and other risks, as well as limits, restrictive covenants and restrictions resulting therefrom; TIP Inc.’s ability to incur additional debt despite its indebtedness level; the risk that TIP Inc.’s credit ratings could be downgraded; TIP Inc. having insufficient financial resources to achieve its objectives; risks associated with any potential acquisition, investment or merger; the significant political, social, economic and legal risks of operating in Bolivia; TIP Inc.’s operations being in markets with substantial tax risks and inadequate protection of shareholder rights; the need for spectrum access; the regulated nature of the industry in which TIP Inc. participates; the use of “conflict minerals” and the effect thereof on manufacturing of certain products, including handsets; anti-corruption compliance; intense competition; lack of control over network termination, roaming and international long distance revenues; rapid technological change and associated costs; reliance on equipment suppliers; subscriber “churn” risks, including those associated with prepaid accounts; the need to maintain distributor relationships; TIP Inc.’s future growth being dependent on innovation and development of new products; security threats and other material disruptions to TIP Inc.’s wireless network; the ability of TIP Inc. to protect subscriber information; health risks associated with handsets; litigation, including class actions and regulatory matters; fraud, including device financing, customer credit card, subscription and dealer fraud; reliance on management; risks associated with the minority shareholders of TIP Inc.’s subsidiaries; general economic risks; natural disasters including earthquakes; foreign exchange and interest rate changes; currency controls; interest rate risk; Trilogy LLC’s ability to utilize carried forward tax losses; TIP Inc.’s payment of dividends; tax related risks; TIP Inc.’s dependence on Trilogy LLC to pay taxes and other expenses; Trilogy LLC may be required to make distributions to TIP Inc. and the other owners of Trilogy LLC; differing interests among TIP Inc. and Trilogy LLC’s equity owners; volatility of TIP Inc.’s common shares; dilution of TIP Inc.’s common shares; market coverage; TIP Inc.’s internal controls over financial reporting; new laws and regulations; and risks as a publicly traded company, including, but not limited to, compliance and costs associated with the U.S. Sarbanes-Oxley Act of 2002 (to the extent applicable).

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information and statements in this presentation, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information in this presentation.  Please see our continuous disclosure filings available under TIP Inc.’s profile at www.sedar.com and at www.sec.gov for information on the risks and uncertainties associated with our business.

Readers should not place undue reliance on forward-looking information and statements, which speak only as of the date made. The forward-looking information and statements contained in this presentation represent our expectations as of the date of this presentation or the date indicated, regardless of the time of delivery of the presentation. We disclaim any intention or obligation or undertaking to update or revise any forward-looking information or statements whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

Investment Relations Contacts
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development

Erik Mickels
425-458-5900
Erik.Mickels@trilogy-international.com
Chief Financial Officer

Media Contact
Ann Saxton
425-458-5900
Ann.Saxton@trilogy-international.com
Vice President, Investor Relations & Corporate Development